Exhibit 99.70

For Immediate Release	October 29, 2020

The Valens Company and High12 Launch DAIZE Premium Vape Cartridges

Kelowna, B.C., October 29, 2020 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products, today announced the launch of 510 vape cartridges under a custom manufacturing agreement with High12 Brands ("High12") for its newly-introduced DAIZE brand.

The DAIZE brand line of vape products will offer experienced consumers unique and potent formulations with premium cannabis oil made from a curated selection of sought-after cannabis strains. The 0.5g carts, DAIZE Lemon Limo, DAIZE Mango Mercy, and DAIZE Alpha Berry, are the first products to be released under the new brand. All cartridges contain full spectrum winterized CO2 pure cannabis extract to preserve the plant's flavour and aroma, with no fillers or additives.

•	DAIZE Lemon Limo is sourced from premium sativa-dominant cannabis flower, rich in limonene and brings a fresh blast of citrus fruit with a hint of spice.

•	DAIZE Mango Mercy is sourced from premium hybrid cannabis flower, rich in myrcene and tropical notes with light and earthy undertones.

•	DAIZE Alpha Berry is sourced from premium indica-dominant flower, rich in alpha-pinene and reminiscent of ripe blackberries with piney notes.

All DAIZE vape cartridges are compatible with 510 batteries and are made with a customized high-grade stainless- steel mouthpiece and quartz glass chamber. The three products will be available online and at select retailers in Alberta and British Columbia in mid-November, with Ontario to follow shortly after. The Valens Company and High12 will continue to work together to optimize the DAIZE brand portfolio and bring various innovative vape products to Canadian consumers.

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Valens Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5 T.

+1.778.755.0052

www.thevalenscompany.com

About High12 Brands

High12 is a global cannabis consumer packaged goods company. High12 partners with best-in-class manufacturers to build and operate a portfolio of brands tailor-made for cannabis consumers. Combining a community-driven approach, data-driven marketing, and world class creative, High12's growing portfolio of brands includes DAIZE, Kingsway, and Ratio.

High12's portfolio of brands is backed by award winning strategy and creative, targeting a diverse range of opportune market segments, from budget conscious to premium focused consumers. Employing a consumer- focused approach to product development, High12 Brands' goal is to raise the standard of how consumers experience cannabis.

Learn more about High12 at www.high12brands.com, Kingsway at www.kingswayweed.ca and DAIZE at www.ourdaize.com.

For further information, please contact:

Jeff Fallows

The Valens Company

The Valens Company Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications
Phil Carlson / Elizabeth Barker
VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications
Anne Donohoe
adonohoe@kcsa.com

1 212.896.1265

High12 Investor Relations
ir@high12brands.com

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5 T.

+1.778.755.0052

www.thevalenscompany.com

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The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel bans, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5 T.

+1.778.755.0052

www.thevalenscompany.com

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